FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2011

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director, Managing Executive Officer and General Manager of Corporate Financial and Business Systems Administration Group

Date: February 14, 2011

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	English translation of consolidated financial statements included in the Quarterly Report (“shihanki-houkokusho”) for the three months and nine months ended December 31, 2010 submitted to the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Financial Instruments and Exchange Law of Japan

CONSOLIDATED BALANCE SHEETS (Unaudited)

	December 31, 2010	March 31, 2010
	(Yen in millions)
Current assets:
Cash and cash equivalents (Note 5)	¥228,207	¥313,126
Short-term investments in debt securities (Notes 4 and 5)	34,293	11,644
Other short-term investments (Notes 4 and 5)	221,511	200,413
Trade notes receivables (Note 5)	19,302	16,421
Trade accounts receivables (Note 5)	209,827	190,903
Less allowances for doubtful accounts and sales returns	(4,059)	(3,971)
Inventories (Note 6)	210,349	177,361
Advance payments	70,019	52,316
Deferred income taxes (Note 9)	44,233	40,872
Other current assets (Notes 5 and 7)	35,302	35,370

Total current assets	1,068,984	1,034,455

Non-current assets:
Investments and advances:
Investments in and advances to affiliates and unconsolidated subsidiaries	1,510	1,261
Long-term investments in debt and equity securities (Notes 4 and 5)	357,132	370,124
Other long-term investments (Notes 4 and 5)	10,474	10,534

Total investments and advances	369,116	381,919

Property, plant and equipment:
Land	57,783	56,870
Buildings	284,539	290,516
Machinery and equipment	692,723	689,608
Construction in progress	8,665	8,842
Less accumulated depreciation	(799,119)	(805,737)

Total property, plant and equipment	244,591	240,099

Goodwill	63,326	67,602
Intangible assets	42,859	49,593
Other assets (Note 9)	71,999	75,049

Total assets	¥1,860,875	¥1,848,717

The accompanying notes are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS (Unaudited)—(Continued)

	December 31, 2010	March 31, 2010
	(Yen in millions)
Current liabilities:
Short-term borrowings (Note 5)	¥3,341	¥4,073
Current portion of long-term debt (Note 5)	9,935	13,456
Trade notes and accounts payable (Note 5)	100,497	89,750
Other notes and accounts payable (Note 5)	63,552	63,779
Accrued payroll and bonus	37,826	47,131
Accrued income taxes	21,703	15,602
Other accrued liabilities	23,978	26,800
Other current liabilities (Notes 5 and 7)	36,097	28,721

Total current liabilities	296,929	289,312

Non-current liabilities:
Long-term debt (Note 5)	23,464	29,067
Accrued pension and severance liabilities (Note 8)	27,487	31,828
Deferred income taxes	70,585	75,619
Other non-current liabilities (Note 9)	13,568	15,629

Total non-current liabilities	135,104	152,143

Total liabilities	432,033	441,455

Commitments and contingencies (Note 10)

Kyocera Corporation shareholders’ equity:
Common stock	115,703	115,703
Additional paid-in capital	162,421	163,044
Retained earnings	1,239,817	1,168,122
Accumulated other comprehensive income (Note 7)	(98,297)	(51,010)
Treasury stock, at cost	(50,678)	(50,624)

Total Kyocera Corporation shareholders’ equity	1,368,966	1,345,235

Noncontrolling interests	59,876	62,027

Total equity (Note 11)	1,428,842	1,407,262

Total liabilities and equity	¥1,860,875	¥1,848,717

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Nine months ended December 31,
	2009	2010
	(Yen in millions and shares in thousands, except per share amounts)
Net sales (Note 7)	¥768,920	¥956,914
Cost of sales (Note 7)	572,776	672,363

Gross profit	196,144	284,551
Selling, general and administrative expenses (Notes 12 and 15)	158,131	164,782

Profit from operations	38,013	119,769
Other income (expenses):
Interest and dividend income	11,821	11,687
Interest expense (Note 7)	(2,188)	(1,673)
Foreign currency transaction gains, net (Note 7)	1,871	2,053
Equity in earnings (losses) of affiliates and unconsolidated subsidiaries (Notes 5, 7 and 15)	(18,195)	128
Other, net (Note 5)	1,417	1,172

Total other income (expenses)	(5,274)	13,367

Income before income taxes	32,739	133,136
Income taxes (Note 9)	10,747	33,713

Net income	21,992	99,423
Net income attributable to noncontrolling interests	(3,511)	(5,706)

Net income attributable to shareholders of Kyocera Corporation	¥18,481	¥93,717

Earnings per share (Note 14):
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥100.70	¥510.67
Diluted	¥100.70	¥510.67
Average number of shares of common stock outstanding:
Basic	183,526	183,518
Diluted	183,526	183,518

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Three months ended December 31,
	2009	2010
	(Yen in millions and shares in thousands, except per share amounts)
Net sales (Note 7)	¥285,017	¥319,522
Cost of sales (Note 7)	203,130	224,244

Gross profit	81,887	95,278
Selling, general and administrative expenses (Note 12)	52,732	57,267

Profit from operations	29,155	38,011
Other income (expenses):
Interest and dividend income	5,281	5,176
Interest expense (Note 7)	(688)	(548)
Foreign currency transaction gains, net (Note 7)	1,019	984
Equity in losses of affiliates and unconsolidated subsidiaries (Notes 5, 7 and 15)	(19,692)	(93)
Other, net (Note 5)	516	113

Total other income (expenses)	(13,564)	5,632

Income before income taxes	15,591	43,643
Income taxes (Note 9)	4,474	10,043

Net income	11,117	33,600
Net income attributable to noncontrolling interests	(1,364)	(1,843)

Net income attributable to shareholders of Kyocera Corporation	¥9,753	¥31,757

Earnings per share (Note 14):
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥53.14	¥173.05
Diluted	¥53.14	¥173.05
Average number of shares of common stock outstanding:
Basic	183,524	183,516
Diluted	183,524	183,516

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Nine months ended December 31,
	2009	2010
	(Yen in millions)
Cash flows from operating activities:
Net income	¥21,992	¥99,423
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	54,077	51,674
Provision for doubtful accounts and loss on bad debts (Note 15)	361	1,367
Write-down of inventories	10,817	3,014
Deferred income taxes	(7,997)	(4,731)
Equity in (earnings) losses of affiliates and unconsolidated subsidiaries (Notes 5, 7 and 15)	18,195	(128)
Foreign currency adjustments	727	709
Change in assets and liabilities:
Increase in receivables	(32,417)	(44,325)
(Increase) decrease in inventories	5,598	(49,522)
Increase in advance payment	(22,946)	(17,862)
(Increase) decrease in other current assets	339	(3,020)
Increase in notes and accounts payable	27,114	40,283
Increase in accrued income taxes	23	6,864
Increase (decrease) in other current liabilities	1,666	(4,160)
Decrease in other non-current liabilities	(4,057)	(4,725)
Other, net	(4,502)	(1,401)

Net cash provided by operating activities	68,990	73,460

Cash flows from investing activities:
Payments for purchases of available-for-sale securities	(20,184)	(10,854)
Payments for purchases of held-to-maturity securities	(41,914)	(56,881)
Payments for purchases of other securities	(4,207)	(78)
Proceeds from sales and maturities of available-for-sale securities	13,567	7,857
Proceeds from maturities of held-to-maturity securities	29,279	35,583
Acquisitions of businesses, net of cash acquired (Note 3)	(4,231)	(1,550)
Payments for purchases of property, plant and equipment	(22,276)	(45,471)
Payments for purchases of intangible assets	(2,691)	(5,598)
Proceeds from sales of property, plant and equipment, and intangible assets	2,899	476
Acquisition of certificate of deposits and time deposits	(212,625)	(220,315)
Withdrawal of certificate of deposits and time deposits	265,475	183,660
Other, net	527	395

Net cash provided by (used in) investing activities	3,619	(112,776)

Cash flows from financing activities:
Decrease in short-term borrowings, net	(6,577)	(371)
Proceeds from issuance of long-term debt	11,642	8,165
Payments of long-term debt	(16,591)	(12,136)
Dividends paid (Note 11)	(23,247)	(23,287)
Purchase of treasury stock	(38)	(56)
Reissuance of treasury stock	3	2
Other, net	(1,893)	(1,636)

Net cash used in financing activities	(36,701)	(29,319)

Effect of exchange rate changes on cash and cash equivalents	(6,522)	(16,284)

Net increase (decrease) in cash and cash equivalents	29,386	(84,919)
Cash and cash equivalents at beginning of period	269,247	313,126

Cash and cash equivalents at end of period	¥298,633	¥228,207

The accompanying notes are an integral part of these statements.

<NOTES TO THE UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS>

(Unaudited)

1. ACCOUNTING PRINCIPLES, PROCEDURES AND FINANCIAL STATEMENTS’ PRESENTATION

In December 1975, Kyocera Corporation filed a registration statement, Form S-1 and a registration form for American Depositary Receipt (ADR) with the United States Securities and Exchange Commission (SEC) in accordance with the Securities Exchange Act of 1933 and made a registration of its common stock and ADR there. In February 1980, Kyocera Corporation again filed Form S-1 and a registration form for ADR with the SEC in accordance with the mentioned act, and in May 1980, listed its ADR on the New York Stock Exchange.

Kyocera Corporation has filed Form 20-F as an annual report with the SEC, which includes the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America, under section 13 of the Securities Exchange Act of 1934. Kyocera Corporation has also prepared quarterly consolidated financial statements in accordance with accounting principles generally accepted in the United States of America for interim financial statements. Accounting principles generally accepted in the United States of America consist of the Financial Accounting Standards Board (FASB)’s Accounting Standards Codification (ASC) and the SEC’s regulations for filing and reporting.

The following paragraphs identify the significant differences for Kyocera Corporation and its consolidated subsidiaries (Kyocera) between accounting principles generally accepted in the United States of America and accounting principles generally accepted in Japan.

(1) Revenue Recognition

Kyocera adopts ASC 605, “Revenue Recognition.” Kyocera recognizes revenue when the risks and rewards of ownership have been transferred to the customer and revenue can be reliably measured.

(2) Comprehensive Income

Kyocera adopts ASC 220, “Comprehensive Income.” Comprehensive income is the change in equity except for capital transactions and it consists of net income and other comprehensive income. Other comprehensive income includes changes in foreign currency translation adjustments, pension adjustments and net unrealized gains (losses) on securities and derivative financial instruments during a period.

(3) Business Combinations

Kyocera adopts ASC 805, “Business Combinations.” Kyocera adopts the acquisition method and measures identifiable assets, liabilities and noncontrolling interests at fair value. Kyocera recognizes transaction and restructuring costs as expenses, and recognizes any tax adjustment made after the measurement period as income tax expenses. Kyocera records in-process research and development at fair value on acquisition date as a part of fair value of acquired business. In addition, Kyocera recognizes an asset acquired or a liability assumed in a business combination that arise from a contingency at fair value, at the acquisition date, if the acquisition date fair value of that asset or liability can be determined during the measurement period.

(4) Goodwill and Other Intangible Assets

Kyocera adopts ASC 350, “Intangibles—Goodwill and Other.” Goodwill and intangible assets with indefinite useful lives, rather than being amortized, are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment.

(5) Lease Accounting

Kyocera adopts ASC 840, “Leases,” which is applied in order to determine whether a lease should be classified as an operating or a capital lease. This accounting standard requires the lessee to record all capital leases as an asset and an obligation.

(6) Benefit Plans

Kyocera adopts ASC 715, “Compensation—Retirement Benefits.” Kyocera recognizes the overfunded or underfunded status of its defined benefit postretirement plans as an asset or liability in the consolidated balance sheet and recognizes changes in that funded status in the year in which the changes occur through comprehensive income. Prior service cost is amortized by the straight-line method over the average remaining service period of employees. Actuarial gain or loss is recognized by amortizing a portion in excess of 10% of the greater of the projected benefit obligations or the market-related value of plan assets by the straight-line method over the average remaining service period of employees.

(7) Unused Compensated Absence

Kyocera adopts ASC 710, “Compensation—General.” Kyocera records accrued liabilities for compensated absences that employees have earned but have not yet used.

(8) Income Taxes

Kyocera adopts ASC 740, “Income Taxes.” Kyocera records assets and liabilities for unrecognized tax benefits based on the premise of being subject to income tax examination by tax authorities, when it is more likely than not that tax benefits associated with tax positions will not be sustained.

(9) Stock Issuance Costs

Stock issuance costs, net of tax are deducted from additional paid-in capital.

2. SUMMARY OF ACCOUNTING POLICIES

(1) Basis of Consolidation and Accounting for Investments in Affiliated Companies

The quarterly consolidated financial statements include the accounts of Kyocera Corporation, its majority-owned subsidiaries and a variable interest entity for which Kyocera Corporation is the primary beneficiary under ASC 810, “Consolidation.” All significant inter-company transactions and accounts are eliminated. Investments in 20% to 50% owned companies are accounted for by the equity method, whereby Kyocera includes in net income its equity in the earnings or losses from these companies.

The consolidated variable interest entity for which Kyocera Corporation is the primary beneficiary does not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

(2) Revenue Recognition

Kyocera generates revenue principally through the sale of industrial components and telecommunications and information equipment. Kyocera’s operations consist of the following seven reporting segments: 1) Fine Ceramic Parts Group, 2) Semiconductor Parts Group, 3) Applied Ceramic Products Group, 4) Electronic Device Group, 5) Telecommunications Equipment Group, 6) Information Equipment Group and 7) Others.

Kyocera recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss have been transferred to the customer or services have been rendered, the sales price is fixed or determinable and collectability is reasonably assured in accordance with ASC 605, “Revenue Recognition.” Sales to customers in each of the above segments are based on the specific terms and conditions contained in basic contracts with customers and firm customer orders which detail the price, quantity and timing of the transfer of ownership (such as risk of loss and title) of the products.

For most customer orders, the transfer of ownership and revenue recognition occurs at the time of shipment of the products to the customer. For the remainder of customer orders, the transfer of ownership and revenue recognition occurs at the time of receipt of the products by the customer, with the exception of sales of solar power generating systems in the Applied Ceramic Products Group and information equipment in the Information Equipment Group for which sales are made to end users together with installation services. The transfer of ownership and revenue recognition in these cases occur at the completion of installation and customer acceptance, as Kyocera have no further obligations under the contracts and all revenue recognition criteria under ASC 605 are met. When Kyocera provides a combination of products and services, the arrangement is evaluated under ASC 605-25, “Multiple-Element Arrangements.”

In addition, in the Information Equipment Group, Kyocera may enter into sales contracts and lease agreements ranging from one to seven years directly with end users. Sales contracts and lease agreements may include installation services and have customer acceptance clauses. For sales and sales-type lease agreements, revenue is recognized at the completion of installation and customer acceptance which usually occurs on the same business day as delivery. For sales-type leases, unearned income (which represents interest) is amortized over the lease term using the effective interest method in accordance with ASC 840, “Leases.”

For all sales in the above segments, product returns are only accepted if the products are determined to be defective. There are no price protections, stock rotation or returns provisions, except for certain programs in the Electronic Device Group as noted below.

Sales Incentives

In the Electronic Device Group, sales to independent electronic component distributors may be subject to various sale programs for which a provision for incentive programs is recorded as a reduction of revenue at the time of sale, as further described below in accordance with ASC 605-50, “Customer Payments and Incentives” and ASC 605-15, “Products.”

(a) Distributor Stock Rotation Program

Stock rotation is a program whereby distributors are allowed to return for credit, qualified inventory, semi-annually, equal to a certain percentage of the previous six months net sales. In accordance with ASC 605-15, an estimated sales allowance for stock rotation is recorded at the time of sale based on a percentage of distributor sales using historical trends, current pricing and volume information, other market specific information and input from sales, marketing and other key management. These procedures require the exercise of significant judgments. Kyocera believes that these procedures enable Kyocera to make reliable estimates of future returns under the stock rotation program. Kyocera’s actual results approximate its estimates. When the products are returned and verified, the distributor is given credit against their accounts receivables.

(b) Distributor Ship-from-Stock and Debit Program

Ship-from-Stock and Debit (ship and debit) is a program designed to assist distributors in meeting competitive prices in the marketplace on sales to their end customers. Ship and debit programs require a request from the distributor for a pricing adjustment of a specific part for a sale to the distributor’s end customers from the distributor’s stock. Ship and debit authorizations may cover current and future distributor activity for a specific part for a sale to their customers. In accordance with ASC 605, at the time Kyocera records the sales to distributors, an allowance for the estimated future distributor activities related to such sales is provided since it is probable that such sales to distributors will result in ship and debit activities. In accordance with ASC 605-15, Kyocera records an estimated sales allowance based on sales during the period, credits issued to distributors, distributor inventory levels, historical trends, market conditions, pricing trends noted in direct sales activity with original equipment manufacturers and other customers, and input from sales, marketing and other key management. These procedures require the exercise of significant judgments. Kyocera believes that these procedures enable Kyocera to make reliable estimates of future credits under the ship and debit program. Kyocera’s actual results approximate its estimates.

Sales Rebates

In the case of sales to distributors in the Applied Ceramic Products Group and Information Equipment Group, Kyocera provides cash rebates when predetermined sales targets are achieved during a certain period. Provisions for sales rebates are recorded as a reduction of revenue at the time of revenue recognition based on the best estimate of forecasted sales to each distributor in accordance with ASC 605-50.

Sales Returns

Kyocera records an estimated sales returns allowance at the time of sales based on historical return experience.

Products Warranty

For after-service costs to be paid during warranty periods, Kyocera accrues a product warranty liability for claims under warranties relating to the products that have been sold. Kyocera records an estimated product warranty liability based on its historical repair experience.

In the Information Equipment Group, Kyocera provides a standard one year manufacturer’s warranty on its products. For sales directly to end users, Kyocera offers extended warranty plans that may be purchased and that are renewable in one year incremental periods at the end of the warranty term. Service revenues are recognized over the term of the related service maintenance contracts in accordance with ASC 605-20, “Services.”

(3) Cash and Cash Equivalents

Kyocera considers cash, bank deposits and all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents.

(4) Translation of Foreign Currencies

Assets and liabilities of consolidated foreign subsidiaries and affiliates accounted for by the equity method are translated into Japanese yen at the exchange rates in effect on the respective balance sheet dates. Operating accounts are translated at the average exchange rates for the respective periods. Translation adjustments result from the process of translating foreign currency denominated financial statements into the Japanese yen. These translation adjustments, which are not included in the determination of net income, are included in other comprehensive income.

Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect on the respective balance sheet dates, and resulting transaction gains or losses are included in the determination of net income.

(5) Allowances for Doubtful Accounts

Kyocera maintains allowances for doubtful accounts related to trade notes receivables, trade accounts receivables and finance receivables for estimated losses resulting from customers’ inability to make timely payments, including interest on finance receivables. Kyocera’s estimates are based on various factors, including the length of past due payments, historical experience and current business environments. In circumstances where it is aware of a specific customer’s inability to meet its financial obligations, a specific allowance against these amounts is provided, including the consideration of the fair value of assets pledged by the customer as collateral. In addition, when Kyocera determines it is unable to collect receivables, Kyocera directly write-off these receivables to expenses in the period incurred.

The amounts of allowances for doubtful accounts included in investments in and advances to affiliates and unconsolidated subsidiaries at December 31, 2010 and at March 31, 2010 were ¥1 million and ¥1 million, respectively. The amounts of allowances for doubtful accounts included in other long-term investments at December 31, 2010 and at March 31, 2010 were ¥107 million and ¥253 million, respectively. The amounts of allowances for doubtful accounts included in other assets at December 31, 2010 and at March 31, 2010 were ¥1,860 million and ¥2,001 million, respectively.

The amounts of allowances for doubtful accounts related to lease receivables included in other current assets at December 31, 2010 and at March 31, 2010 were ¥667 million and ¥571 million, respectively. The amounts of lease receivables less allowance for doubtful accounts at December 31, 2010 and at March 31, 2010 were ¥31,424 million and ¥37,033 million, respectively, which are included in other current assets and other assets in the consolidated balance sheets. Most of the lease receivables are recognized at TA Triumph-Adler AG, a subsidiary of Kyocera Mita Corporation. TA Triumph-Adler AG estimates allowances for doubtful accounts related to lease receivables at the portfolio level.

(6) Inventories

Inventories are stated at the lower of cost or market. For finished goods and work in process, cost is determined by the average method for approximately 70% at December 31, 2010 and at March 31, 2010, and by other methods including the first-in, first-out method for the others. For raw materials and supplies, cost is determined by the first-in, first-out method for approximately 59% and 57% at December 31, 2010 and at March 31, 2010, respectively, and by other methods, including the average method, for the others. Kyocera recognizes estimated write-down of inventories for excess, slow-moving and obsolete inventories.

(7) Securities

Debt and equity securities are accounted for under ASC 320, “Investments—Debt and Equity Securities.” Securities classified as available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of taxes. Securities classified as held-to-maturity securities are recorded at amortized cost. Non-marketable equity securities are accounted for by the cost method.

Kyocera evaluates whether the declines in fair value of debt and equity securities are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost, and the anticipated recoverability in fair value.

Kyocera also reviews its investments accounted for by the equity method for impairment quarterly. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time during which the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined through the use of various methodologies such as discounted cash flows and comparable valuations of similar companies.

(8) Property, Plant and Equipment and Depreciation

Kyocera provides for depreciation of buildings, machinery and equipment over their estimated useful lives primarily on the declining balance method. The principal estimated useful lives used for computing depreciation are as follows:

Buildings	2 to 50 years
Machinery and equipment	2 to 20 years

Major renewals and betterments are capitalized as tangible assets and they are depreciated based on estimated useful lives. The costs of minor renewals, maintenance and repairs are charged to expenses in the period incurred. When assets are sold or otherwise disposed of, the profits or losses thereon, computed on the basis of the difference between depreciated costs and proceeds, are credited or charged to income in the period of disposal, and costs and accumulated depreciation are removed from accounts.

(9) Goodwill and Other Intangible Assets

Goodwill and other intangible assets are accounted for under ASC 350, “Intangibles—Goodwill and Other.” Goodwill and intangible assets with indefinite useful lives, rather than being amortized, are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment. Intangible assets with definite useful lives are amortized straight line over their respective estimated useful lives to their estimated residual values, and reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

The principal estimated useful lives for intangible assets are as follows:

Software	2 to 10 years
Patent rights	2 to 12 years
Customer relationships	3 to 18 years

(10) Impairment of Long-Lived Assets

Impairment of long-lived assets and intangible assets are accounted for under ASC 360, “Property, Plant and Equipment.” Kyocera reviews its long-lived assets and intangible assets with definite useful lives for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

Long-lived assets and intangible assets with definite useful lives are considered to be impaired when the expected undiscounted cash flows from the asset group is less than its carrying value. A loss on impairment is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets and intangible assets with definite useful lives.

(11) Derivative Financial Instruments

Derivatives are accounted for under ASC 815, “Derivatives and Hedging.” All derivatives are recorded as either assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives are charged to income. However cash flow hedges may qualify for hedge accounting, if the hedging relationship is expected to be highly effective in achieving offsetting cash flows of hedging instruments and hedged items. Under hedge accounting, changes in the fair value of the effective portion of these hedge derivatives are deferred in accumulated other comprehensive income and charged to income when the underlying transaction being hedged occurs.

Kyocera designates certain foreign currency forward contracts, interest rate swaps and interest rate caps as cash flow hedges. Most of Kyocera’s foreign currency forward contracts are entered into as hedges of existing foreign currency denominated assets and liabilities. Accordingly, Kyocera records changes in fair value of these foreign currency forward contracts in income. It is expected that such changes will be offset by corresponding gains or losses on the underlying assets and liabilities.

Kyocera formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as cash flow hedge to specific assets and liabilities on the balance sheet or forecasted transactions. Kyocera also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. When it is determined that a derivative is not highly effective hedge or that it has ceased to be a highly effective hedge, Kyocera discontinues hedge accounting prospectively. When a cash flow hedge is discontinued, the net derivative gains or losses remain in accumulated other comprehensive income, unless it is probable that the forecasted transaction will not occur at which point the derivative gains or losses are reclassified into income immediately.

(12) Stock-Based Compensation

Costs resulting from share-based payment transactions are accounted for under ASC 718, “Compensation—Stock Compensation,” Kyocera recognizes such costs in the financial statements by fair value based on measurement method. Under the modified prospective method, Kyocera recognizes compensation costs which include:

(a)	compensation cost for all stock options granted prior to, but not yet vested as of April 1, 2006, and

(b)	compensation cost for all stock options granted or modified subsequent to April 1, 2006.

(13) Net Income Attributable to Shareholders of Kyocera Corporation and Cash Dividends per Share

Earnings per share is accounted for under ASC 260, “Earnings Per Share.” Basic earnings per share attributable to shareholders of Kyocera Corporation is computed based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to shareholders of Kyocera Corporation is computed based on the diluted average number of shares of stock outstanding during each period.

Cash dividends per share are those declared with respect to the earnings for the respective periods for which dividends are proposed by the Board of Directors. Dividends are charged to retained earnings in the year in which they are paid.

(14) Research and Development Expenses and Advertising Expenses

Research and development expenses and advertising expenses are charged to operations as incurred.

(15) Use of Estimates

The preparation of the quarterly consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the quarterly consolidated financial statements and accompanying notes. However, actual results could differ from those estimates and assumptions.

(16) Recently Adopted Accounting Standards

Kyocera adopted the FASB’s Accounting Standards Update (ASU) No. 2009-16, “Accounting for Transfers of Financial Assets” on April 1, 2010. This accounting standard codified former Statement of Financial Accounting Standards (SFAS) No. 166, “Accounting for Transfers of Financial Assets, an amendment of FASB Statement No. 140” issued in June 2009 in the ASC 860, “Transfers and Servicing.” This accounting standard removes the concept of a qualifying special purpose entity from former SFAS No. 140 and removes the exception from applying former FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, to qualifying special purpose entities and establishes specific conditions for reporting a transfer of a portion of a financial asset as a sale. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

Kyocera adopted the ASU No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” on April 1, 2010. This accounting standard codified former SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” issued in June 2009 in the ASC 810, “Consolidation.” This accounting standard requires an enterprise to perform an analysis to identify the primary beneficiary of a variable interest entity and also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In July 2010, the FASB issued ASU No. 2010-20, “Disclosure about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.” This accounting standard requires an entity to provide certain existing disclosures and new disclosures, on a disaggregated basis, about its financing receivables and related allowance for credit losses. Kyocera adopted the disclosure as of the end of a reporting period for the nine months ended December 31, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. As this accounting standard is a provision for disclosure, the adoption of this accounting standard did not have an impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

(17) Recently Issued Accounting Standards

In December 2010, the FASB issued ASU No. 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” This accounting standard modifies Step1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. This accounting standard will be effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The adoption of this accounting standard is expected to have no material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

In December 2010, the FASB issued ASU No. 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations.” The amendments in this Update require a public entity that enters into business combination(s) to disclose revenue and earnings of the combined entity in the comparative financial statements as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. This accounting standard will be effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. As this accounting standard is a provision for disclosure, the adoption of this accounting standard will not have an impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

(18) Reclassifications

Certain reclassifications and format changes have been made to the consolidated statements of income for nine and three months ended December 31, 2009 and the consolidated statements of cash flows for the nine months ended December 31, 2009 to conform to the current presentation.

3. BUSINESS COMBINATION

On June 1, 2010, Kyocera Corporation acquired thin film transistor (TFT) liquid crystal display (LCD) business of Yasu facility from Sony Mobile Display Corporation. The results of operations of the acquired business were included into Kyocera’s quarterly consolidated financial statements since the acquisition date and for segment reporting, it is reported in the Electronic Device Group.

Kyocera Tycom Corp. has owned a 33.33% interest in Tycom Ltd., a sales company of cutting tools, and accounted for its investment by the equity method. On August 31, 2010, Kyocera Tycom Corp. acquired all of the remaining shares of Tycom Ltd. As a result, Tycom Ltd. has become a wholly-owned subsidiary of Kyocera and has been consolidated by Kyocera from that date. The results of operations of the acquired business were included into Kyocera’s quarterly consolidated financial statements since the acquisition date and for segment reporting, it is reported in the Applied Ceramic Products Group.

On October 29, 2010, Kyocera Mita Corporation acquired 100% of shares of Epson Software Engineering (Philippines), Inc. which is a software developer related to information equipment. Epson Software Engineering (Philippines), Inc. has been consolidated by Kyocera from that date and has changed its name to Kyocera Mita Technology Development Philippines, Inc. as of November 1, 2010. The results of operations of the acquired business were included into Kyocera’s quarterly consolidated financial statements since the acquisition date and for segment reporting, it is reported in the Information Equipment Group.

These acquisitions did not have material impacts on Kyocera’s consolidated results of operations, financial condition and cash flows.

4. DEBT SECURITIES, EQUITY SECURITIES AND OTHER INVESTMENTS

(1) Debt and equity securities with readily determinable fair values

Investments in debt and equity securities at December 31, 2010 and March 31, 2010, included in short-term investments in debt securities and in long-term investments in debt and equity securities are summarized as follows:

	December 31, 2010				March 31, 2010
	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
	(Yen in millions)
Available-for-sale securities:
Marketable equity securities	¥272,314	¥302,090	¥30,508	¥732	¥270,494	¥310,654	¥40,329	¥169
Investment trusts	3,401	3,496	185	90	3,346	3,809	463	—

Total equity securities	275,715	305,586	30,693	822	273,840	314,463	40,792	169

Corporate bonds	5,114	4,244	23	893	6,659	6,221	66	504
Hybrid financial instruments	11,967	11,967	—	—	9,867	9,867	—	—
Government bonds and public bonds	3,037	2,500	4	541	2,230	1,999	8	239
Other debt securities	585	576	3	12	1,166	1,131	35	70

Total debt securities	20,703	19,287	30	1,446	19,922	19,218	109	813

Total available-for-sale securities	296,418	324,873	30,723	2,268	293,762	333,681	40,901	982

Held-to-maturity securities:
Corporate bonds	47,919	48,105	241	55	23,904	24,018	194	80
Government bonds and public bonds	18,633	18,597	14	50	24,183	24,173	35	45

Total held-to-maturity securities	66,552	66,702	255	105	48,087	48,191	229	125

Total	¥362,970	¥391,575	¥30,978	¥2,373	¥341,849	¥381,872	¥41,130	¥1,107

*	Cost represents amortized cost for held-to-maturity securities and acquisition cost for available-for-sale securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

(2) Other investments

Kyocera held time deposits and certificates of deposits which were due over three months to original maturity, non-marketable equity securities and long-term loans. Carrying amounts of these investments at December 31, 2010 and March 31, 2010, included in other short-term investments and in other long-term investments, are summarized as follows:

	December 31, 2010	March 31, 2010
	(Yen in millions)
Time deposits and certificates of deposits (due over 3 months)	¥221,567	¥200,482
Non-marketable equity securities	10,263	10,263
Long-term loans	155	202

Total	¥231,985	¥210,947

5. FAIR VALUE

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three levels of inputs that may be used to measure fair value are as follows:

Level 1:	Unadjusted quoted prices in active markets for identical assets and liabilities.

Level 2:	Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

Level 3:	Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

(1) Assets and Liabilities Measured at Fair Value on a Recurring Basis

	December 31, 2010				March 31, 2010
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Yen in millions)
Current Assets:
Corporate bonds	¥168	¥13	¥1	¥182	¥721	¥158	¥19	¥898
Hybrid financial instruments	—	9,980	—	9,980	—	—	—	—
Government bonds and public bonds	163	—	—	163	195	—	—	195
Other debt securities	—	269	6	275	—	729	2	731

Total debt securities	331	10,262	7	10,600	916	887	21	1,824

Foreign currency forward contracts	—	2,848	—	2,848	—	760	—	760

Total derivatives	—	2,848	—	2,848	—	760	—	760

Total current assets	331	13,110	7	13,448	916	1,647	21	2,584

Non-Current Assets:
Marketable equity securities	302,090	—	—	302,090	310,654	—	—	310,654
Investment trusts	336	3,160	—	3,496	1,100	2,709	—	3,809

Total equity securities	302,426	3,160	—	305,586	311,754	2,709	—	314,463

Corporate bonds	4,046	15	1	4,062	5,225	87	11	5,323
Hybrid financial instruments	—	1,987	—	1,987	—	9,867	—	9,867
Government bonds and public bonds	2,337	—	—	2,337	1,804	—	—	1,804
Other debt securities	—	294	7	301	—	399	1	400

Total debt securities	6,383	2,296	8	8,687	7,029	10,353	12	17,394

Total non-current assets	308,809	5,456	8	314,273	318,783	13,062	12	331,857

Total assets	¥309,140	¥18,566	¥15	¥327,721	¥319,699	¥14,709	¥33	¥334,441

Current Liabilities:
Foreign currency forward contracts	¥—	¥789	¥—	¥789	¥—	¥984	¥—	¥984
Interest rate swaps	—	26	—	26	—	44	—	44
Currency swaps	—	4	—	4	—	9	—	9

Total derivatives	—	819	—	819	—	1,037	—	1,037

Total current liabilities	¥—	¥819	¥—	¥819	¥—	¥1,037	¥—	¥1,037

The fair value of Level 1 investments is quoted price in an active market with sufficient volume and frequency of transactions.

The fair value of Level 2 investments is other than quoted price included within Level 1 that is observable for the asset or liability, either directly or indirectly through corroboration with observable market data. Kyocera did not recognize any transfers between Levels 1 and 2 for the nine and three months ended December 31, 2009 and 2010. In accordance with the provisions of ASC 815-15, “Embedded Derivatives”, Kyocera elects the fair value option for all hybrid financial instruments. Gains on hybrid financial instruments in the amount of ¥196 million and ¥100 million were recorded in other, net on the consolidated statements of income for the nine months ended December 31, 2009 and 2010, respectively. Gains (losses) on hybrid financial instruments in the amount of ¥(15) million and ¥15 million were recorded in other, net on the consolidated statements of income for the three months ended December 31, 2009 and 2010, respectively.

The fair value of Level 3 investments is determined using input that is both unobservable and significant to the values of instruments being measured.

The fair value of Level 2 derivatives is estimated based on quotes from financial institutions. With respect to the detail information of derivatives, please refer to the Note 7 to the Quarterly Consolidated Financial Statements.

The following table presents additional information about Level 3 corporate bonds and other debt securities measured at fair value on recurring basis for the nine months ended December 31, 2009 and 2010, and the three months ended December 31, 2009 and 2010.

	Nine months ended December 31,
	2009	2010
	(Yen in millions)
Balance at beginning of period	¥696	¥33
Total gains or losses (realized/unrealized)
Included in earnings (losses)	(30)	—
Included in other comprehensive income (losses)	61	(9)
Purchase, issuance and settlements	(378)	—
Transfer in and/or out of Level 3	(149)	(9)

Balance at end of period	¥200	¥15

	Three months ended December 31,
	2009	2010
	(Yen in millions)
Balance at beginning of period	¥299	¥21
Total gains or losses (realized/unrealized)
Included in earnings (losses)	1	—
Included in other comprehensive income (losses)	8	(6)
Purchase, issuance and settlements	(15)	—
Transfer in and/or out of Level 3	(93)	—

Balance at end of period	¥200	¥15

(2) Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

	Balance at December 31, 2009	Level 1	Level 2	Level 3	Total gains (losses) for the nine months ended December 31, 2009	Total gains (losses) for the three months ended December 31, 2009
	(Yen in millions)
Investments in WILLCOM, Inc.	¥—			¥—	¥(19,987)	¥(19,987)

During the nine and three months ended December 31, 2009, Kyocera measured the fair value and recognized an other-than-temporary impairment loss of ¥19,987 million on its investment in WILLCOM, Inc. which at the time accounted for by the equity method. The impairment loss was included in equity in earnings (losses) of affiliates and unconsolidated subsidiaries in the consolidated statement of income. The fair value of this investment was based on valuation techniques using the best information available, and included market comparables, analysis of financial condition and estimated future cash flow. The investment was classified as a Level 3 asset because unobservable inputs were used to determine the fair value, which included assumptions market participants would use to value this investment due to the absence of quoted market prices.

(3) Fair Value of Financial Instruments

The fair values of financial instruments and the methods and assumptions used to estimate the fair value are as follows:

	December 31, 2010		March 31, 2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Yen in millions)
Assets (a):
Short-term investments in debt securities	¥34,293	¥34,340	¥11,644	¥11,662
Long-term investments in debt and equity securities	357,132	357,235	370,124	370,210
Other long-term investments	10,474	10,474	10,534	10,534

Total	¥401,899	¥402,049	¥392,302	¥392,406

Liabilities (b):
Long-term debt (including due within one year)	¥33,399	¥33,525	¥42,523	¥42,710

Total	¥33,399	¥33,525	¥42,523	¥42,710

(a)	The fair value is based on quoted market prices. It was not practicable to estimate the fair value of non-marketable equity securities because of the lack of the market price and difficulty in estimating fair value without incurring excessive cost. In addition, Kyocera did not identify any events or changes in circumstances that may have had a significant adverse effect on these investments. The aggregated carrying amounts of these investments included in the above table at December 31, 2010 and March 31, 2010 were ¥10,263 million and ¥10,252 million, respectively.
(b)	The fair value is estimated by discounting cash flows, using current interest rates for instruments with similar terms and remaining maturities.

Cash and cash equivalents, other short-term investments, trade notes receivables, trade accounts receivables, short-term borrowings, trade notes and accounts payable, and other notes and accounts payable approximate fair value because of the short maturity of these instruments.

6. INVENTORIES

Inventories at December 31, 2010 and March 31, 2010 are as follows:

	December 31, 2010	March 31, 2010
	(Yen in millions)
Finished goods	¥97,787	¥83,444
Work in process	44,121	41,409
Raw materials and supplies	68,441	52,508

Total	¥210,349	¥177,361

7. DERIVATIVES AND HEDGING

Kyocera’s activities are exposed to varieties of market risks, including the effects of changes in foreign currency exchange rates, interest rates and stock prices. Approximately 60% of Kyocera’s revenues are generated from overseas customers, which exposes Kyocera to foreign currency exchange rates fluctuations. These financial exposures are monitored and managed by Kyocera as an integral part of its overall risk management program. Kyocera’s risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

Kyocera maintains a foreign currency risk management strategy that uses derivative financial instruments, such as foreign currency forward contracts and currency swaps, to minimize the volatility in its cash flows caused by changes in foreign currency exchange rates. Movements in foreign currency exchange rates pose a risk to Kyocera’s operations and competitive position, since exchange rates changes may affect the profitability, cash flows, and business and/or pricing strategies of non Japan-based competitors. These movements affect cross-border transactions that involve, but not limited to, direct export sales made in foreign currencies and raw material purchases incurred in foreign currencies.

Kyocera maintains an interest rate risk management strategy that uses derivative financial instruments, such as interest rate swaps and interest rate caps, to minimize significant, unanticipated cash flow fluctuations caused by interest rate volatility.

By using derivative financial instruments to hedge exposures to changes in exchange rates and interest rates, Kyocera became exposed to credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contracts. When the fair value of a derivative contract is positive, the counterparty owes Kyocera, which creates repayment risk for Kyocera. When the fair value of a derivative contract is negative, Kyocera owes the counterparty and, therefore, it does not possess repayment risk. Kyocera minimizes the credit (or repayment) risk in derivative financial instruments by (a) entering into transactions with creditworthy counterparties, (b) limiting the amount of exposure to each counterparty, and (c) monitoring the financial condition of its counterparties.

Kyocera does not hold or issue such derivative financial instruments for trading purposes.

Cash Flow Hedges:

Kyocera uses certain foreign currency forward contracts with terms normally lasting for less than four months designated as cash flow hedges to protect against foreign currency exchange rate risks inherent in its forecasted transactions related to purchase commitments and sales. Kyocera also uses interest rate swaps and interest rate caps mainly to convert a portion of its variable rates debt to fixed rates debt.

Other Derivatives:

Kyocera’s main direct foreign export sales and some import purchases are denominated in the customers’ and suppliers’ local currencies, principally the U.S. dollar and the Euro. Kyocera purchases foreign currency forward contracts and currency swaps to protect against the adverse effects that exchange rate fluctuations may have on foreign-currency-denominated trade receivables, payables and borrowings. The gains and losses on both the derivatives and the foreign-currency-denominated trade receivables, payables and borrowings are recorded as foreign currency transaction gains, net in the consolidated statement of income. Kyocera does not adopt hedge accounting for such derivatives.

The aggregate contract amounts of derivative financial instruments at December 31, 2010 and March 31, 2010 are as follows:

	December 31, 2010	March 31, 2010
	(Yen in millions)
Derivatives designated as hedging instruments:
Foreign currency forward contracts	¥12,356	¥11,961
Interest rate swaps	540	625
Interest rate caps	—	3,125

Total	¥12,896	¥15,711

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	¥126,862	¥95,758
Currency swaps	239	279

Total	¥127,101	¥96,037

Total derivatives	¥139,997	¥111,748

The location and fair value of derivative financial instruments in the consolidated balance sheets at December 31, 2010 and March 31, 2010 are as follows:

	Location	December 31, 2010	March 31, 2010
		(Yen in millions)
Derivative Assets:
Derivatives designated as hedging instruments:
Foreign currency forward contracts	Other current assets	¥181	¥79
Interest rate caps	Other current assets	—	—

Total		¥181	¥79

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Other current assets	¥2,667	¥681

Total		¥2,667	¥681

Total derivatives		¥2,848	¥760

Derivative Liabilities:
Derivatives designated as hedging instruments:
Foreign currency forward contracts	Other current liabilities	¥159	¥167
Interest rate swaps	Other current liabilities	26	44

Total		¥185	¥211

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Other current liabilities	¥630	¥817
Currency swaps	Other current liabilities	4	9

Total		¥634	¥826

Total derivatives		¥819	¥1,037

The location and amount of derivative financial instruments in the comprehensive income for the nine months ended December 31, 2009 and 2010 are as follows:

Derivatives designated as cash flow hedge:

Gains (losses) recognized in other comprehensive income

	Nine months ended December 31,
	2009	2010
	(Yen in millions)
Foreign currency forward contracts	¥(5)	¥65
Interest rate swaps	51	18
Interest rate caps	0	—

Total	¥46	¥83

Gains (losses) reclassified from accumulated other comprehensive income into income (effective portion)

	Location	Nine months ended December 31,
		2009	2010
		(Yen in millions)
Foreign currency forward contracts	Net sales and Cost of sales	¥(169)	¥65
Interest rate swaps	Interest expense	15	15
Interest rate swaps	Equity in losses of affiliates and unconsolidated subsidiaries	(36)	—
Interest rate caps	Interest expense	0	—

Total		¥(190)	¥80

Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)

	Location	Nine months ended December 31,
		2009	2010
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains, net	¥(6)	¥9
Interest rate caps	Interest expense	0	—

Total		¥(6)	¥9

Derivatives not designated as hedging instruments:

Gains (losses) recognized in income

	Location	Nine months ended December 31,
		2009	2010
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains, net	¥3,155	¥2,173
Currency swaps	Foreign currency transaction gains, net	6	5

Total		¥3,161	¥2,178

The location and amount of derivative financial instruments in the comprehensive income for the three months ended December 31, 2009 and 2010 are as follows:

Derivatives designated as cash flow hedge:

Gains (losses) recognized in other comprehensive income

	Three months ended December 31,
	2009	2010
	(Yen in millions)
Foreign currency forward contracts	¥55	¥106
Interest rate swaps	36	7
Interest rate caps	0	—

Total	¥91	¥113

Gains (losses) reclassified from accumulated other comprehensive income into income (effective portion)

		Three months ended December 31,
	Location	2009	2010
		(Yen in millions)
Foreign currency forward contracts	Net sales and Cost of sales	¥(244)	¥(62)
Interest rate swaps	Interest expense	6	5
Interest rate swaps	Equity in losses of affiliates and unconsolidated subsidiaries	(26)	—
Interest rate caps	Interest expense	0	—

Total		¥(264)	¥(57)

Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)

		Three months ended December 31,
	Location	2009	2010
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains, net	¥8	¥4
Interest rate caps	Interest expense	0	—

Total		¥8	¥4

Derivatives not designated as hedging instruments:

Gains (losses) recognized in income

		Three months ended December 31,
	Location	2009	2010
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains, net	¥(1,800)	¥2,174
Currency swaps	Foreign currency transaction gains, net	(3)	4

Total		¥(1,803)	¥2,178

8. BENEFIT PLANS

Domestic:

Net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries for the nine months ended December 31, 2009 and 2010 include the following components:

	Nine months ended December 31,
	2009	2010
	(Yen in millions)
Service cost	¥6,605	¥6,493
Interest cost	1,726	1,978
Expected return on plan assets	(2,291)	(2,441)
Amortization of prior service cost	(3,244)	(3,247)
Recognized actuarial loss	881	579

Net periodic pension costs	¥3,677	¥3,362

Net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries for the three months ended December 31, 2009 and 2010 include the following components:

	Three months ended December 31,
	2009	2010
	(Yen in millions)
Service cost	¥2,203	¥2,169
Interest cost	576	660
Expected return on plan assets	(764)	(813)
Amortization of prior service cost	(1,080)	(1,083)
Recognized actuarial loss	294	193

Net periodic pension costs	¥1,229	¥1,126

Foreign:

Net periodic pension costs at Kyocera International, Inc. and its consolidated subsidiaries, AVX Corporation and its consolidated subsidiaries (AVX) and TA Triumph-Adler AG and its consolidated subsidiaries, for the nine months ended December 31, 2009 and 2010 include the following components:

	Nine months ended December 31,
	2009	2010
	(Yen in millions)
Service cost	¥250	¥236
Interest cost	1,659	1,403
Expected return on plan assets	(856)	(837)
Amortization of prior service cost	7	7
Recognized actuarial loss	169	178

Net periodic pension costs	¥1,229	¥987

Net periodic pension costs at Kyocera International, Inc. and its consolidated subsidiaries, AVX and TA Triumph-Adler AG and its consolidated subsidiaries, for the three months ended December 31, 2009 and 2010 include the following components:

	Three months ended December 31,
	2009	2010
	(Yen in millions)
Service cost	¥82	¥76
Interest cost	540	452
Expected return on plan assets	(274)	(266)
Amortization of prior service cost	2	2
Recognized actuarial loss	54	56

Net periodic pension costs	¥404	¥320

9. INCOME TAXES

The effective income tax rates for the nine and three months ended December 31, 2010 were 25.3% and 23.0%, respectively. The downward difference in the effective income tax rate from 41.0%, which is the Japanese statutory income tax rate, is mainly due to a reversal of valuation allowance against deferred tax assets at a certain overseas subsidiary with increasing realization of deferred tax assets for the three months ended September 30, 2010, triggered by a significantly improved operating results, and change in estimates for uncertainty in income taxes for the three months ended December 31, 2010.

Kyocera filed Advance Pricing Agreements (APAs) for Kyocera Corporation’s transaction with certain overseas subsidiaries to avoid potential income tax risk relating to transfer pricing. Kyocera expects that significant change in unrecognized tax benefits may occur within the next 12 months according to progress in these APAs procedures. Such change is not expected to have a significant impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

10. COMMITMENTS AND CONTINGENCIES

As of December 31, 2010, Kyocera had contractual obligations for the acquisition or construction of property, plant and equipment aggregating ¥11,226 million principally due within one year.

Kyocera is a lessee under long-term operating leases primarily for office space and equipment. Future minimum lease commitments under non-cancelable operating leases at December 31, 2010 are as follows:

December 31, 2010
(Yen in millions)
Due within 1 year	¥4,682
Due after 1 year but within 2 years	3,217
Due after 2 years but within 3 years	1,993
Due after 3 years but within 4 years	1,246
Due after 4 years but within 5 years	817
Thereafter	1,021

Total	¥12,976

Kyocera has entered into purchase agreements for a certain portion of an anticipated quantity of materials used in its operations. Under those agreements, during the nine months ended December 31, 2010 and during the three months ended December 31, 2010, Kyocera purchased ¥12,110 million and ¥3,909 million, respectively and is obligated to purchase ¥226,146 million in total by the end of December 2020.

Kyocera guarantees the debt of employees, an investee and an unconsolidated subsidiary. At December 31, 2010, the total amount of these guarantees was ¥668 million. The financial guarantees are made in the form of commitments and letters of awareness issued to financial institutions and generally obligate Kyocera to make payments in the event of default by the borrowers.

AVX has been named as a Potentially Responsible Party in state and federal administrative proceedings seeking contribution for costs associated with the correction and remediation of environmental conditions at various waste disposals and operating sites. AVX continues to monitor these actions and proceedings and to vigorously defend its interests. AVX currently has reserves for current remediation, compliance and legal cost related to these matters.

In July 2007, AVX received oral notification from the Environmental Protection Agency (EPA), and in December 2007, written notification from the U.S. Department of Justice indicating that the United States is preparing to exercise the reopener provision under a 1991 consent decree relating to the environmental conditions at, and remediation of, New Bedford Harbor in Massachusetts. The Commonwealth of Massachusetts has adopted the same position. EPA has indicated that remediation costs through October 22, 2010 were approximately ¥34,646 million.

In June 2010, EPA issued a proposal providing future cost estimates under the existing remedial action plan ranging from ¥33,453 million to ¥37,584 million, net present value. Furthermore, the proposal provided alternative remedial action plan to the existing plan for which the future cost estimates ranging from ¥29,322 million to ¥31,833 million, net present value. AVX anticipates further discussions with the U.S. Department of Justice, EPA, and the Commonwealth of Massachusetts.

AVX has not yet completed an investigation of the monies spent or its available defenses in light of the notification. AVX has also not yet determined whether it can avoid responsibility for all, or some portion, of these costs because the remediation method has changed over time and costs can be appropriately allocated to parties other than AVX.

The potential impact of this matter on Kyocera’s consolidated results of operations, financial condition and cash flows cannot be determined at this time.

Kyocera is subject to various lawsuits and claims which arise, in the ordinary course of business. Kyocera consults with legal counsel and assesses the likelihood of adverse outcome of these contingencies. Kyocera records liabilities for these contingencies when the likelihood of an adverse outcome is probable and the amount can be reasonably estimated. However, based on the information available, management believes that damages, if any, resulting from these actions will not have a significant impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

11. EQUITY

Based on the resolution for the payment of year-end dividends at the ordinary general shareholders’ meeting held on June 25, 2010, Kyocera paid cash dividends totaling ¥11,011 million, ¥60 per share of common stock on June 28, 2010 to shareholders of record on March 31, 2010.

Based on the resolution for the payment of interim dividends at the board of directors meeting held on October 28, 2010, Kyocera paid cash dividends totaling ¥11,011 million, ¥60 per share of common stock on December 6, 2010 to shareholders of record on September 30, 2010.

Changes in Kyocera Corporation shareholders’ equity, noncontrolling interests and total equity for the nine months ended December 31, 2009 and 2010 are as follows:

	Nine months ended December 31,
	2009			2010
	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total equity	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total equity
	(Yen in millions)
Balance at beginning of period	¥1,323,663	¥59,425	¥1,383,088	¥1,345,235	¥62,027	¥1,407,262
Comprehensive income (loss)	19,689	1,276	20,965	46,513	(1,093)	45,420
Cash dividends paid to Kyocera Corporation’s shareholders	(22,023)	—	(22,023)	(22,022)	—	(22,022)
Cash dividends paid to noncontrolling interests	—	(1,308)	(1,308)	—	(1,353)	(1,353)
Other	(135)	1,008	873	(760)	295	(465)

Balance at end of period	¥1,321,194	¥60,401	¥1,381,595	¥1,368,966	¥59,876	¥1,428,842

Comprehensive income (loss) for the nine months ended December 31, 2009 and 2010 are as follows:

	Nine months ended December 31,
	2009			2010
	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total equity	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total equity
	(Yen in millions)
Net income	¥18,481	¥3,511	¥21,992	¥93,717	¥5,706	¥99,423
Net unrealized gains (losses) on securities	12,881	97	12,978	(6,776)	66	(6,710)
Net unrealized gains (losses) on derivative financial instruments	46	(1)	45	83	26	109
Pension adjustments	(1,257)	(75)	(1,332)	(1,090)	(3)	(1,093)
Foreign currency translation adjustments	(10,462)	(2,256)	(12,718)	(39,421)	(6,888)	(46,309)

Comprehensive income (loss)	¥19,689	¥1,276	¥20,965	¥46,513	¥(1,093)	¥45,420

Comprehensive income (loss) for the three months ended December 31, 2009 and 2010 are as follows:

	Three months ended December 31,
	2009			2010
	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total equity	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total equity
	(Yen in millions)
Net income	¥9,753	¥1,364	¥11,117	¥31,757	¥1,843	¥33,600
Net unrealized gains (losses) on securities	(4,398)	14	(4,384)	25,665	16	25,681
Net unrealized gains (losses) on derivative financial instruments	91	(66)	25	113	(18)	95
Pension adjustments	(823)	(8)	(831)	(279)	37	(242)
Foreign currency translation adjustments	5,087	783	5,870	(10,714)	(2,008)	(12,722)

Comprehensive income (loss)	¥9,710	¥2,087	¥11,797	¥46,542	¥(130)	¥46,412

12. SUPPLEMENTAL EXPENSE INFORMATION

Supplemental expense information is as follows:

	Nine months ended December 31,
	2009	2010
	(Yen in millions)
Research and development expenses	¥38,098	¥36,694
Advertising expenses	¥5,390	¥4,965
Shipping and handling cost included in selling, general and administrative expenses	¥9,951	¥12,518

	Three months ended December 31,
	2009	2010
	(Yen in millions)
Research and development expenses	¥12,083	¥13,231
Advertising expenses	¥1,812	¥1,846
Shipping and handling cost included in selling, general and administrative expenses	¥3,635	¥4,345

13. SEGMENT REPORTING

Kyocera manufactures and sells a highly diversified range of products, including components involving fine ceramic technologies and applied ceramic products, telecommunications and information equipment, etc.

Kyocera categorizes its operations into seven reporting segments: (1) Fine Ceramic Parts Group, (2) Semiconductor Parts Group, (3) Applied Ceramic Products Group, (4) Electronic Device Group, (5) Telecommunications Equipment Group, (6) Information Equipment Group, and (7) Others.

Main products or businesses of each reporting segment are as follows:

(Fine Ceramic Parts Group)

Components for Semiconductor Processing Equipment and LCD Manufacturing Equipment

Information and Telecommunication Components

General Industrial Ceramic Components

Sapphire Substrates

Automotive Components

(Semiconductor Parts Group)

Ceramic Packages for Crystal and SAW Devices

CMOS / CCD Sensor Ceramic Packages

LSI Ceramic Packages

Wireless Communication Device Packages

Optical Communication Device Packages and Components

Organic Multilayer Packages and Substrates

(Applied Ceramic Products Group)

Residential and Industrial Solar Power Generating Systems

Solar Cells and Modules

Cutting Tools, Micro Drills

Medical and Dental Implants

Jewelry and Fine Ceramic Application Products

(Electronic Device Group)

Ceramic Capacitors, Tantalum Capacitors

Timing Devices such as TCXOs, Crystal Units, Clock Oscillators and Ceramic Resonators

SAW Devices, RF Modules, EMI Filters

Connectors

Thermal Printheads, Inkjet Printheads

Amorphous Silicon Photoreceptor Drums

Liquid Crystal Displays, Touch Panel

(Telecommunications Equipment Group)

CDMA Mobile Phone Handsets

Personal Handy Phone System (PHS) related Products such as PHS Mobile Phone Handsets and PHS Base Stations

Wireless Broadband Systems such as WiMAX associated products

(Information Equipment Group)

Color and Black & White Office Equipment such as ECOSYS Printers, Multifunction Peripherals

Wide Format Multifunctional Systems

Printer and Multifunction Peripherals Supplies

Business Solution Services such as Managed Print Service

(Others)

Telecommunication Engineering Business

Integrated Business of Information Systems and Network Infrastructure

Data Center Business

Management Consulting Business

Molding Compounds for Semiconductor Encapsulation

Electrical Insulators, Molded Products

Optical Components

Inter-segment sales, operating revenue and transfers are made with reference to prevailing market prices. Transactions between reportable segments are immaterial and not shown separately.

Operating profit for each reporting segment represents net sales, less related costs and operating expenses, excluding corporate revenue and expenses, equity in earnings, income taxes and net income attributable to noncontrolling interests.

Kyocera’s sales to KDDI Corporation and its consolidated subsidiaries (KDDI) which are mainly recorded in the Telecommunications Equipment Group are as follows:

	Three months ended December 31,
	2009	2010
Amount of sales to KDDI (Yen in millions)	¥34,732	¥26,426
Ratio of amount of sale to KDDI to consolidated net sales (%)	12.2	8.3

	Nine months ended December 31,
	2009	2010
Amount of sales to KDDI (Yen in millions)	¥78,366	¥104,652
Ratio of amount of sale to KDDI to consolidated net sales (%)	10.2	10.9

Information by reporting segments for the three and nine months ended December 31, 2009 and 2010 is summarized as follows:

(Reporting Segments)

	Three months ended December 31,
	2009	2010
	(Yen in millions)
Net sales:
Fine Ceramic Parts Group	¥14,866	¥19,577
Semiconductor Parts Group	37,425	44,515
Applied Ceramic Products Group	44,627	54,880
Electronic Device Group	51,076	60,286
Telecommunications Equipment Group	51,659	53,486
Information Equipment Group	59,509	59,544
Others	31,928	34,362
Adjustments and eliminations	(6,073)	(7,128)

Net sales	¥285,017	¥319,522

Income before income taxes:
Fine Ceramic Parts Group	¥1,016	¥3,152
Semiconductor Parts Group	5,977	9,953
Applied Ceramic Products Group	6,545	7,502
Electronic Device Group	6,187	11,023
Telecommunications Equipment Group	1,077	(2,858)
Information Equipment Group	6,364	5,928
Others	2,109	2,934

Total operating profit	29,275	37,634
Corporate	6,113	6,725
Equity in losses of affiliates and unconsolidated subsidiaries	(19,692)	(93)
Adjustments and eliminations	(105)	(623)

Income before income taxes	¥15,591	¥43,643

Depreciation and amortization:
Fine Ceramic Parts Group	¥1,451	¥1,334
Semiconductor Parts Group	2,451	2,909
Applied Ceramic Products Group	2,739	3,760
Electronic Device Group	4,084	3,569
Telecommunications Equipment Group	2,308	2,344
Information Equipment Group	3,291	2,859
Others	1,265	1,172
Corporate	594	536

Total	¥18,183	¥18,483

Capital expenditures:
Fine Ceramic Parts Group	¥688	¥3,788
Semiconductor Parts Group	1,417	2,880
Applied Ceramic Products Group	2,254	4,878
Electronic Device Group	2,058	2,155
Telecommunications Equipment Group	630	1,196
Information Equipment Group	632	2,080
Others	371	836
Corporate	542	570

Total	¥8,592	¥18,383

(Reporting Segments)

	Nine months ended December 31,
	2009	2010
	(Yen in millions)
Net sales:
Fine Ceramic Parts Group	¥36,387	¥56,251
Semiconductor Parts Group	99,641	132,640
Applied Ceramic Products Group	111,510	150,500
Electronic Device Group	145,537	183,840
Telecommunications Equipment Group	131,408	175,768
Information Equipment Group	170,660	176,553
Others	89,753	102,433
Adjustments and eliminations	(15,976)	(21,071)

Net sales	¥768,920	¥956,914

Income before income taxes:
Fine Ceramic Parts Group	¥(2,567)	¥8,466
Semiconductor Parts Group	10,447	28,405
Applied Ceramic Products Group	10,909	23,194
Electronic Device Group	6,515	33,271
Telecommunications Equipment Group	(6,426)	(954)
Information Equipment Group	14,724	20,333
Others	3,907	7,567

Total operating profit	37,509	120,282
Corporate	13,425	14,118
Equity in earnings (losses) of affiliates and unconsolidated subsidiaries	(18,195)	128
Adjustments and eliminations	0	(1,392)

Income before income taxes	¥32,739	¥133,136

Depreciation and amortization:
Fine Ceramic Parts Group	¥4,261	¥3,513
Semiconductor Parts Group	7,008	7,670
Applied Ceramic Products Group	7,703	9,605
Electronic Device Group	12,621	10,139
Telecommunications Equipment Group	7,292	7,739
Information Equipment Group	9,797	8,023
Others	3,564	3,465
Corporate	1,831	1,520

Total	¥54,077	¥51,674

Capital expenditures:
Fine Ceramic Parts Group	¥1,399	¥8,090
Semiconductor Parts Group	3,754	9,562
Applied Ceramic Products Group	5,700	13,227
Electronic Device Group	4,140	8,052
Telecommunications Equipment Group	2,179	2,935
Information Equipment Group	2,522	5,890
Others	1,400	1,959
Corporate	1,060	1,355

Total	¥22,154	¥51,070

Geographic segments (Net sales by region)

	Three months ended December 31,
	2009	2010
	(Yen in millions)
Net sales:
Japan	¥130,451	¥139,805
United States of America	43,409	55,737
Asia	44,514	54,883
Europe	53,318	53,761
Others	13,325	15,336

Net sales	¥285,017	¥319,522

	Nine months ended December 31,
	2009	2010
	(Yen in millions)
Net sales:
Japan	¥330,167	¥424,512
United States of America	128,159	166,428
Asia	126,670	161,641
Europe	147,068	158,843
Others	36,856	45,490

Net sales	¥768,920	¥956,914

There are no individually material countries with respect to revenue from external customers in Asia, Europe and Others.

Geographic Segments (Net sales and Income before income taxes by Geographic area)

	Three months ended December 31,
	2009	2010
	(Yen in millions)
Net sales:
Japan	¥132,469	¥143,869
Intra-group sales and transfer between geographic areas	83,558	112,932

	216,027	256,801

United States of America	53,539	66,593
Intra-group sales and transfer between geographic areas	6,316	6,009

	59,855	72,602

Asia	37,593	46,197
Intra-group sales and transfer between geographic areas	42,269	42,687

	79,862	88,884

Europe	56,829	56,539
Intra-group sales and transfer between geographic areas	6,630	8,626

	63,459	65,165

Others	4,587	6,324
Intra-group sales and transfer between geographic areas	3,156	3,249

	7,743	9,573

Adjustments and eliminations	(141,929)	(173,503)

Net sales	¥285,017	¥319,522

Income before income taxes:
Japan	¥18,703	¥22,122
United States of America	2,657	5,022
Asia	3,717	4,774
Europe	3,010	4,299
Others	689	770

	28,776	36,987
Corporate	6,113	6,725
Equity in losses of affiliates and unconsolidated subsidiaries	(19,692)	(93)
Adjustments and eliminations	394	24

Income before income taxes	¥15,591	¥43,643

	Nine months ended December 31,
	2009	2010
	(Yen in millions)
Net sales:
Japan	¥339,761	¥435,870
Intra-group sales and transfer between geographic areas	226,700	338,628

	566,461	774,498

United States of America	154,048	199,667
Intra-group sales and transfer between geographic areas	17,768	22,618

	171,816	222,285

Asia	107,753	137,227
Intra-group sales and transfer between geographic areas	108,817	136,018

	216,570	273,245

Europe	153,829	166,172
Intra-group sales and transfer between geographic areas	19,381	25,028

	173,210	191,200

Others	13,529	17,978
Intra-group sales and transfer between geographic areas	9,410	10,146

	22,939	28,124

Adjustments and eliminations	(382,076)	(532,438)

Net sales	¥768,920	¥956,914

Income before income taxes:
Japan	¥17,424	¥74,244
United States of America	4,811	15,589
Asia	9,884	14,473
Europe	1,968	13,507
Others	1,964	2,228

	36,051	120,041
Corporate	13,425	14,118
Equity in earnings (losses) of affiliates and unconsolidated subsidiaries	(18,195)	128
Adjustments and eliminations	1,458	(1,151)

Income before income taxes	¥32,739	¥133,136

14. PER SHARE INFORMATION

A reconciliation of the numerators and the denominators of basic and diluted earnings per share computations are as follows:

	Nine months ended December 31,
	2009	2010
	(Yen in millions and shares in thousands, except per share amounts)
Net income attributable to shareholders of Kyocera Corporation	¥18,481	¥93,717

Basic earnings per share:
Net income attributable to shareholders of Kyocera Corporation	¥100.70	¥510.67
Diluted earnings per share:
Net income attributable to shareholders of Kyocera Corporation	¥100.70	¥510.67

Basic weighted average number of shares outstanding	183,526	183,518
Diluted weighted average number of shares outstanding	183,526	183,518

	Three months ended December 31,
	2009	2010
	(Yen in millions and shares in thousands, except per share amounts)
Net income attributable to shareholders of Kyocera Corporation	¥9,753	¥31,757

Basic earnings per share:
Net income attributable to shareholders of Kyocera Corporation	¥53.14	¥173.05
Diluted earnings per share:
Net income attributable to shareholders of Kyocera Corporation	¥53.14	¥173.05

Basic weighted average number of shares outstanding	183,524	183,516
Diluted weighted average number of shares outstanding	183,524	183,516

15. THE CORPORATE REORGANIZATION PROCEDURE FOR WILLCOM, INC.

Since October 2004, Kyocera Corporation owned a 30% interest in WILLCOM, Inc., which is engaged in the personal handy phone system (PHS) business. Kyocera sells PHS handsets and PHS base stations to WILLCOM, Inc. Kyocera accounted for its investment in WILLCOM, Inc. as an equity method investment.

On September 24, 2009, WILLCOM, Inc. applied and was accepted to undergo Alternative Dispute Resolution with the Japanese Association of Turnaround Professionals (JATP), a process for corporate revitalization prescribed in the Act on Special Measures for Industrial Revitalization. The process of Alternative Dispute Resolution is not a legal procedure like a bankruptcy or a corporate reorganization procedure, but rather constitutes a flexible private settlement mechanism that allows the subject company to continue its daily commercial operations, while securing fairness through the involvement of the JATP. The JATP has been authorized by the Minister of Economy, Trade and Industry to act as an unbiased intermediary to achieve resolution among relevant parties.

During the three months ended December 31, 2009, Kyocera recognized an impairment loss of ¥19,987 million on its investment in WILLCOM, Inc., recorded as equity in losses of affiliates, reflecting management’s belief that the investment might not be recoverable.

On February 18, 2010, WILLCOM, Inc. filed a petition with the Tokyo District Court for commencement of corporate reorganization procedures and applied to the Enterprise Turnaround Initiative Corporation of Japan (ETIC) for support, after terminating the process of Alternative Dispute Resolution. On March 12, 2010, the Tokyo District Court agreed to commence the corporate reorganization procedures. Upon such decision, most of the directors of WILLCOM, Inc., including all of those simultaneously serving as directors of Kyocera, resigned, and trustees and acting trustees were appointed by the Tokyo District Court. On the same day, the ETIC agreed to provide support to WILLCOM, Inc. Due to the commencement of the corporate reorganization procedures, Kyocera lost significant influence over WILLCOM, Inc. and therefore discontinued its application of equity method accounting.

Taking into consideration the decision to commence corporate reorganization procedures, Kyocera recognized a bad debt loss of ¥8,961 million on receivables from WILLCOM, Inc., recorded as selling, general and administrative expenses for the year ended March 31, 2010, based on publicly disclosed information such as the outline of the business revitalization plan of WILLCOM, Inc., etc.

On August 2, 2010, WILLCOM, Inc. entered into a sponsor agreement with SOFTBANK CORP. SOFTBANK CORP. agreed to dispatch a business trustee to WILLCOM, Inc. and to provide necessary support for business operations and execution of the reorganization plan.

On October 14, 2010, the trustees of WILLCOM, Inc. filed the reorganization plan with the Tokyo District Court.

Based on the filed reorganization plan, during the three months ended September 30, 2010, Kyocera recognized an additional bad debt loss of ¥708 million on receivables from WILLCOM, Inc., in selling, general and administrative expenses.

On November 30, 2010, the filed reorganization plan was approved by the creditors’ committees in written vote and subsequently by the Tokyo District Court. The implementation of the corporate reorganization plan and Willcom Inc.’s business performance may have a significant effect on Kyocera’s consolidated results of operations, financial condition and cash flows. Kyocera has continued to sell PHS handsets and PHS base stations to WILLCOM, Inc.

16. SUBSEQUENT EVENT

Kyocera has evaluated subsequent events requiring recognition or disclosure in the quarterly consolidated financial statements during the period from January 1, 2011 through the date of issuance of this Quarterly Report in Japan. During the period, no material subsequent events were identified.

Reference Information (Unaudited)

1. Production (Sales price)

	Three months ended December 31,				Increase (Decrease) %
	2009		2010
	Amount	% to the total	Amount	% to the total
	(Yen in millions)
Fine Ceramic Parts Group	¥15,166	5.3	¥19,422	6.1	28.1
Semiconductor Parts Group	39,140	13.6	47,156	14.7	20.5
Applied Ceramic Products Group	44,983	15.7	52,976	16.5	17.8
Electronic Device Group	55,143	19.2	60,186	18.8	9.1

Total Components Business	154,432	53.8	179,740	56.1	16.4
Telecommunications Equipment Group	52,466	18.2	54,443	17.0	3.8
Information Equipment Group	57,099	19.9	60,488	18.9	5.9

Total Equipment Business	109,565	38.1	114,931	35.9	4.9
Others	23,317	8.1	25,549	8.0	9.6

Production	¥287,314	100.0	¥320,220	100.0	11.5

2. Orders

	Three months ended December 31,				Increase (Decrease) %
	2009		2010
	Amount	% to the total	Amount	% to the total
	(Yen in millions)
Fine Ceramic Parts Group	¥15,276	5.1	¥19,507	6.0	27.7
Semiconductor Parts Group	39,079	13.1	44,975	13.7	15.1
Applied Ceramic Products Group	46,712	15.7	55,118	16.9	18.0
Electronic Device Group	56,142	18.8	60,424	18.5	7.6

Total Components Business	157,209	52.7	180,024	55.1	14.5
Telecommunications Equipment Group	54,238	18.2	57,425	17.6	5.9
Information Equipment Group	59,280	19.9	59,350	18.1	0.1

Total Equipment Business	113,518	38.1	116,775	35.7	2.9
Others	33,565	11.3	37,189	11.4	10.8
Adjustments and eliminations	(6,197)	(2.1)	(7,192)	(2.2)	—

Orders	¥298,095	100.0	¥326,796	100.0	9.6